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                                                                     EXHIBIT 8.1

                               PROSKAUER ROSE LLP
                                  1585 Broadway
                          New York, New York 10036-8299


January 21, 2000

YouthStream Media Networks, Inc.
529 Fifth Avenue
New York, New York  10017

Dear Sirs:

We are acting as counsel to YouthStream Media Networks, Inc., a Delaware corporation (the "Company"), in connection with the Registration Statement on Form S-4 (the "Registration Statement") filed by the Company under the Securities Act of 1933 (the "Act") relating to the registration of 30,849,564 shares (the "Shares") of common stock, par value $.01 per share, of the Company.

We have examined such records, documents and other instruments as we have deemed relevant and necessary as a basis for the opinion hereinafter set forth, including the Agreement and Plan of Merger among Network Event Theater, Inc. ("NET"), Common Places, LLC ("CommonPlaces"), the Company, Nunet, Inc. ("Nunet"), Nucommon, Inc. ("Nucommon"), Harlan D. Peltz, Benjamin Bassi, William Townsend and Mark Palmer dated June 28, 1999, as amended (the "Merger Agreement"), which provides for the mergers of Nunet into NET (the "Merger") and Nucommon into CommonPlaces (the "CP Merger"). We have assumed without investigation (a) the truth and accuracy of (i) the parties' representations and warranties in the Merger Agreement and (ii) the representations by NET and the Company in their certificate to us in support of this opinion (the "Certificate") and (b) that (iii) the representations in the certificate will be true as of the time of the Merger and CP Merger as if made at that time and (iv) at the time of the Merger and CP Merger there will be no plan or intention on the part of any persons to reduce the aggregate number of shares of Company common stock owned by those persons who will receive Shares upon the Merger and the CP Merger to less than 80% of the aggregate number of outstanding shares of Company common stock. We also have assumed without investigation the authenticity of any document submitted to us as an original, the conformity to originals of any document submitted to us as a copy, the authenticity of the originals of such latter documents, the genuineness of all signatures and the legal capacity of natural persons signing such documents.

Based upon, and subject to, the foregoing, we are of the opinion that:

1. The exchanges by NET stockholders of shares of NET common and preferred stock for Shares in the Merger will qualify as exchanges under section 351(a) of the Internal Revenue Code.

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2.       A NET stockholder will not recognize income, gain or loss as a result of the receipt of Shares in exchange for the stockholder's NET common or preferred stock.

3. A NET stockholder's tax basis for Shares received in exchange for NET common or preferred stock will equal the stockholder's aggregate tax basis in the NET common or preferred stock immediately before the Merger.

4. A NET stockholder's holding period for the Shares will include the period during which the shares of NET common or preferred stock were held, provided such shares were capital assets at the time of the Merger.

5. No income, gain or loss will be recognized by YouthStream, NET, CommonPlaces, Nunet or Nucommon as a result of the Merger and the CP Merger.

We express no opinion concerning any tax consequences other than as expressly set forth herein. Any change in applicable laws or facts and circumstances surrounding the Merger and CP Merger, or any inaccuracy in the statements, facts or assumptions on which we have relied may affect the continuing validity of our opinion as expressed herein.

Very truly yours,


/s/ Proskauer Rose LLP